Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Tenet Healthcare Corporation (THC)

Name of person relying on exemption: John Chevedden, Tenet Shareholder since 2021

Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote Against the Non Responsive Tenet Healthcare Director – Meghan FitzGerald, Chair of the Tenet Governance Committee

The Tenet Assistant Corporate Secretary, Chad Wiener, is believed to be dishonest in claiming Tenet did not receive the broker letter for the 2025 rule 14a-8 shareholder proposal submitted to Tenet.

Mr. Wiener requested the broker letter by email and the broker letter was sent to the same email address that requested the broker letter.

A letter was sent to Ms. FitzGerald, with independent proof of delivery, advising Ms. FitzGerald that there was ample evidence that the broker letter was forwarded to Mr. Wiener. Ms. FitzGerald failed to reply. Ms. FitzGerald should have had the time to reply as there were apparently only 2 shareholder proposals submitted to Tenet for 2025.

Tenet shareholders are thus unfortunately deprived on voting on a valuable shareholder proposal for management to be more accountable at the 2025 annual meeting.